                        SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            ----------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                        Sunoco Logistics Partners L.P.

                               (Name of Issuer)


                                 Common Units

                        (Title of Class of Securities)


                                  86764L 10 8
                                (CUSIP Number)


                                Jeffrey Wagner
                        Sunoco Logistics Partners L.P.
                              1801 Market Street
                       Philadelphia, Pennsylvania 19103
                                (215) 977 6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                               February 8, 2002

            (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. G

                        (Continued on following pages)

CUSIP No. 86764L 10 8                                               Page 2 of 19


     1  Name of Reporting Person
        I.R.S. Identification No. of above person (entities only)
        Sunoco Partners LLC
--------------------------------------------------------------------------------
      2  Check the appropriate box if a member of a group*    (a)   [X]
                                                              (b)   [_]
--------------------------------------------------------------------------------

     3  SEC use only
--------------------------------------------------------------------------------

     4  Source of Funds  OO
--------------------------------------------------------------------------------

     5  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                          [_]
--------------------------------------------------------------------------------

     6  Citizenship or Place of Organization            Pennsylvania
--------------------------------------------------------------------------------

                                      7   Sole Voting Power
                                               0
  Number of Shares Beneficially    ---------------------------------------------
                                      8   Shared Voting Power*
                                             5,633,639 Common Units
      Owned by Each Reporting      ---------------------------------------------
                                      9   Sole Dispositive Power
                                               0
         Person With               ---------------------------------------------
                                     10   Shared Dispositive Power*
                                             5,633,639 Common Units
--------------------------------------------------------------------------------
    11  Aggregate Amount Beneficially Owned by each Reporting Person
          5,633,639 Common Units
--------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                    [_]
--------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11)**  49.5%
--------------------------------------------------------------------------------
     14  Type of Reporting Person
           HC; Limited liability company
--------------------------------------------------------------------------------

* Sunoco Partners LLC also holds 11,383,639 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8                                               Page 3 of 19


     1  Name of Reporting Person
        I.R.S. Identification No. of above person (entities only)
        Sunoco Texas Pipe Line Company
--------------------------------------------------------------------------------
      2  Check the appropriate box if a member of a group*    (a)   [X]
                                                              (b)   [_]
--------------------------------------------------------------------------------

     3  SEC use only
--------------------------------------------------------------------------------

     4  Source of Funds  OO
--------------------------------------------------------------------------------

     5  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                          [_]
--------------------------------------------------------------------------------

     6  Citizenship or Place of Organization            Texas
--------------------------------------------------------------------------------

                                      7   Sole Voting Power
                                               0
  Number of Shares Beneficially    ---------------------------------------------
                                      8   Shared Voting Power*
                                             2,535,138 Common Units
      Owned by Each Reporting      ---------------------------------------------
                                      9   Sole Dispositive Power
                                               0
         Person With               ---------------------------------------------
                                     10   Shared Dispositive Power*
                                             2,535,138 Common Units
--------------------------------------------------------------------------------
    11  Aggregate Amount Beneficially Owned by each Reporting Person
          2,535,138 Common Units
--------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                    [_]
--------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11)**  22.3%
--------------------------------------------------------------------------------
     14  Type of Reporting Person          CO
--------------------------------------------------------------------------------
* Sunoco Texas Pipe Line Company may also be deemed to be the beneficial owner of 5,122,638 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8                                               Page 4 of 19


     1  Name of Reporting Person
        I.R.S. Identification No. of above person (entities only)
        Sun Pipe Line Company of Delaware
--------------------------------------------------------------------------------
      2  Check the appropriate box if a member of a group*    (a)            [X]
                                                              (b)            [ ]
--------------------------------------------------------------------------------

     3  SEC use only
--------------------------------------------------------------------------------

     4  Source of Funds  OO
--------------------------------------------------------------------------------

     5  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

     6  Citizenship or Place of Organization            Delaware
--------------------------------------------------------------------------------

                                      7   Sole Voting Power
                                               0
  Number of Shares Beneficially    ---------------------------------------------
                                      8   Shared Voting Power*
                                             3,267,511 Common Units
      Owned by Each Reporting      ---------------------------------------------
                                      9   Sole Dispositive Power
                                               0
         Person With               ---------------------------------------------
                                     10   Shared Dispositive Power*
                                             3,267,511 Common Units
--------------------------------------------------------------------------------
    11  Aggregate Amount Beneficially Owned by each Reporting Person
          3,267,511 Common Units
--------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11)**  28.7%
--------------------------------------------------------------------------------
     14  Type of Reporting Person
           CO
--------------------------------------------------------------------------------

* Sun Pipe Line Company of Delaware may also be deemed to be the beneficial owner of 6,602,511 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8                                               Page 5 of 19

     1  Name of Reporting Person
        I.R.S. Identification No. of above person (entities only)
        Sunoco, Inc. (R&M)
--------------------------------------------------------------------------------
      2  Check the appropriate box if a member of a group*    (a)            [X]
                                                              (b)            [ ]
--------------------------------------------------------------------------------

     3  SEC use only
--------------------------------------------------------------------------------

     4  Source of Funds  OO
--------------------------------------------------------------------------------

     5  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

     6  Citizenship or Place of Organization            Pennsylvania
--------------------------------------------------------------------------------

                                      7   Sole Voting Power
                                               0
  Number of Shares Beneficially    ---------------------------------------------
                                      8   Shared Voting Power*
                                             1,408,410 Common Units
      Owned by Each Reporting      ---------------------------------------------
                                      9   Sole Dispositive Power
                                               0
         Person With               ---------------------------------------------
                                     10   Shared Dispositive Power*
                                             1,408,410 Common Units
--------------------------------------------------------------------------------
    11  Aggregate Amount Beneficially Owned by each Reporting Person
          1,408,410 Common Units
--------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11)**  12.4%
--------------------------------------------------------------------------------
     14  Type of Reporting Person
            CO
--------------------------------------------------------------------------------

* Sunoco, Inc. (R&M) may also be deemed to be the beneficial owner of 2,845,910 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8                                               Page 6 of 19

     1  Name of Reporting Person
        I.R.S. Identification No. of above person (entities only)
        Atlantic Refining & Marketing Corp.
--------------------------------------------------------------------------------
      2  Check the appropriate box if a member of a group*    (a)            [X]
                                                              (b)            [ ]
--------------------------------------------------------------------------------

     3  SEC use only
--------------------------------------------------------------------------------

     4  Source of Funds  OO
--------------------------------------------------------------------------------

     5  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

     6  Citizenship or Place of Organization            Delaware
--------------------------------------------------------------------------------

                                      7   Sole Voting Power
                                               0
  Number of Shares Beneficially    ---------------------------------------------
                                      8   Shared Voting Power*
                                             394,355 Common Units
      Owned by Each Reporting      ---------------------------------------------
                                      9   Sole Dispositive Power
                                               0
         Person With               ---------------------------------------------
                                     10   Shared Dispositive Power*
                                             394,355 Common Units
--------------------------------------------------------------------------------
    11  Aggregate Amount Beneficially Owned by each Reporting Person
          394,355 Common Units
--------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11)**  3.5%
--------------------------------------------------------------------------------
     14  Type of Reporting Person
            CO
--------------------------------------------------------------------------------

* Atlantic Refining & Marketing Corp. may also be deemed to be the beneficial owner of 796,855 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8                                               Page 7 of 19

     1  Name of Reporting Person
        I.R.S. Identification No. of above person (entities only)
        Atlantic Petroleum Corporation
--------------------------------------------------------------------------------
      2  Check the appropriate box if a member of a group*    (a)            [X]
                                                              (b)            [ ]
--------------------------------------------------------------------------------

     3  SEC use only
--------------------------------------------------------------------------------

     4  Source of Funds  OO
--------------------------------------------------------------------------------

     5  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

     6  Citizenship or Place of Organization            Delaware
--------------------------------------------------------------------------------

                                      7   Sole Voting Power
                                               0
  Number of Shares Beneficially    ---------------------------------------------
                                      8   Shared Voting Power*
                                             957,719 Common Units
      Owned by Each Reporting      ---------------------------------------------
                                      9   Sole Dispositive Power
                                               0
         Person With               ---------------------------------------------
                                     10   Shared Dispositive Power*
                                             957,719 Common Units
--------------------------------------------------------------------------------
    11  Aggregate Amount Beneficially Owned by each Reporting Person
          957,719 Common Units
--------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11)**  8.4%
--------------------------------------------------------------------------------
     14  Type of Reporting Person
           CO
--------------------------------------------------------------------------------

* Atlantic Petroleum Corporation may also be deemed to be the beneficial owner of 1,935,219 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8                                               Page 8 of 19


     1  Name of Reporting Person
        I.R.S. Identification No. of above person (entities only)
        Sun Atlantic Refining and Marketing B.V.
--------------------------------------------------------------------------------
      2  Check the appropriate box if a member of a group*    (a)            [X]
                                                              (b)            [ ]
--------------------------------------------------------------------------------

     3  SEC use only
--------------------------------------------------------------------------------

     4  Source of Funds  OO
--------------------------------------------------------------------------------

     5  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

     6  Citizenship or Place of Organization            The Netherlands
--------------------------------------------------------------------------------

                                      7   Sole Voting Power
                                               0
  Number of Shares Beneficially    ---------------------------------------------
                                      8   Shared Voting Power*
                                             957,719 Common Units
      Owned by Each Reporting      ---------------------------------------------
                                      9   Sole Dispositive Power
                                               0
         Person With               ---------------------------------------------
                                     10   Shared Dispositive Power*
                                             957,719 Common Units
--------------------------------------------------------------------------------
    11  Aggregate Amount Beneficially Owned by each Reporting Person
          957,719 Common Units
--------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11)**  8.4%
--------------------------------------------------------------------------------
     14  Type of Reporting Person
           CO
--------------------------------------------------------------------------------

* Sun Atlantic Refining and Marketing B.V. may also be deemed to be the beneficial owner of 1,935,219 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8                                               Page 9 of 19


     1  Name of Reporting Person
        I.R.S. Identification No. of above person (entities only)
        Sun Atlantic Refining and Marketing Company
--------------------------------------------------------------------------------
      2  Check the appropriate box if a member of a group*    (a)            [X]
                                                              (b)            [ ]
--------------------------------------------------------------------------------

     3  SEC use only
--------------------------------------------------------------------------------

     4  Source of Funds  OO
--------------------------------------------------------------------------------

     5  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

     6  Citizenship or Place of Organization            Delaware
--------------------------------------------------------------------------------

                                      7   Sole Voting Power
                                               0
  Number of Shares Beneficially    ---------------------------------------------
                                      8   Shared Voting Power*
                                             957,719 Common Units
      Owned by Each Reporting      ---------------------------------------------
                                      9   Sole Dispositive Power
                                               0
         Person With               ---------------------------------------------
                                     10   Shared Dispositive Power*
                                             957,719 Common Units
--------------------------------------------------------------------------------
    11  Aggregate Amount Beneficially Owned by each Reporting Person
          957,719 Common Units
--------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11)**  8.4%
--------------------------------------------------------------------------------
     14  Type of Reporting Person
           CO
--------------------------------------------------------------------------------

* Sun Atlantic Refining and Marketing Company may also be deemed to be the beneficial owner of 1,935,219 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8                                              Page 10 of 19


     1  Name of Reporting Person
        I.R.S. Identification No. of above person (entities only)
        Sunoco, Inc.
--------------------------------------------------------------------------------
      2  Check the appropriate box if a member of a group*    (a)            [X]
                                                              (b)            [ ]
--------------------------------------------------------------------------------

     3  SEC use only
--------------------------------------------------------------------------------

     4  Source of Funds  OO
--------------------------------------------------------------------------------

     5  Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------

     6  Citizenship or Place of Organization            Pennsylvania
--------------------------------------------------------------------------------

                                      7   Sole Voting Power
                                               0
  Number of Shares Beneficially    ---------------------------------------------
                                      8   Shared Voting Power*
                                             5,633,639 Common Units
      Owned by Each Reporting      ---------------------------------------------
                                      9   Sole Dispositive Power
                                               0
         Person With               ---------------------------------------------
                                     10   Shared Dispositive Power*
                                             5,633,639 Common Units
--------------------------------------------------------------------------------
    11  Aggregate Amount Beneficially Owned by each Reporting Person
          5,633,639 Common Units
--------------------------------------------------------------------------------
     12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
     13  Percent of Class Represented by Amount in Row (11)**  49.5%
--------------------------------------------------------------------------------
     14  Type of Reporting Person
           CO
--------------------------------------------------------------------------------

* Sunoco, Inc. may also be deemed to be the beneficial owner of 11,383,639 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8                                           Page 11 of 19


Item 1.  Security and Issuer.

     The statement on Schedule 13D is being filed by Sunoco Partners LLC, Atlantic Refining & Marketing Corp., Atlantic Petroleum Corporation, Sun Atlantic Refining and Marketing, B.V., Sun Atlantic Refining & Marketing Company, Sunoco, Inc. (R&M), Sunoco Texas Pipe Line Company, Sun Pipe Line Company of Delaware and Sunoco, Inc. (collectively, the "Reporting Persons"), who comprise a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This statement relates to the common units representing limited partner interests (the "Common Units") of Sunoco Logistics Partners L.P., a Delaware limited partnership (the "Issuer"), which has its principal executive offices at 1801 Market Street, Philadelphia, Pennsylvania 19103.

Item 2.  Identity and Background.

     (a) Name of the Person(s) filing this Statement (the "Reporting Persons"):

          (1) Sunoco Partners LLC, a Pennsylvania limited liability company;

          (2) Atlantic Refining & Marketing Corp., a Delaware corporation;

          (3) Atlantic Petroleum Corporation, a Delaware corporation;

          (4) Sun Atlantic Refining and Marketing B.V., a Netherlands corporation with dual incorporation in Delaware;

          (5) Sun Atlantic Refining & Marketing Company, a Delaware corporation;

          (6) Sunoco, Inc. (R&M), a Pennsylvania corporation;

          (7) Sunoco Texas Pipe Line Company, a Texas corporation;

          (8) Sun Pipe Line Company of Delaware, a Delaware corporation; and

          (9) Sunoco, Inc., a Pennsylvania corporation.

     (b) The business address and principal executive office of the Reporting Persons is 1801 Market Street, Philadelphia, Pennsylvania 19103.

     (c) Present Principal Occupation or Employment:

          (1) Sunoco Partners LLC is the general partner of the Issuer;

          (2) Atlantic Refining & Marketing Corp. is engaged in petroleum marketing and refining;

          (3) Atlantic Petroleum Corporation is a United States holding company;

          (4) Sun Atlantic Refining and Marketing B.V. is a Netherlands holding company with dual incorporation in the United States;

          (5) Sun Atlantic Refining & Marketing Company is a financial holding company;

          (6) Sunoco, Inc. (R&M) engages in the refining, marketing, processing, research and development of petroleum related products and manufacturing of chemicals;

CUSIP No. 86764L 10 8                                           Page 12 of 19


          (7) Sunoco Texas Pipe Line Company is engaged in transportation of petroleum products;

          (8) Sun Pipe Line Company of Delaware is a United States holding company; and

          (9) Sunoco, Inc. is an independent refining and marketing company.

     (d) None of the Reporting Persons identified in this Item 2 have, during the last five years, been convicted in a criminal proceeding.

     (e) None of the Reporting Persons identified in this Item 2 have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each Reporting Person identified in this Item 2 is a corporation or limited liability company organized under the laws of the United States save for Sun Atlantic Refining and Marketing B.V., which is a Dutch corporation. Each person identified in Schedule I hereto is a United States citizen.

     Attached as Schedule I is a list of the directors and executive officers of each Reporting Person and contains the following information with respect to each such person:

          (i)    name;
          (ii)   business address; and
          (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Item 3.  Source and Amount of Funds or Other Consideration.

     Sunoco Partners LLC acquired beneficial ownership of the Common Units on February 8, 2002 in exchange for the contribution of equity interests in affiliated entities of the Issuer in connection with the Issuer's initial public offering. Sunoco, Inc. indirectly owns 100% of the membership interests of Sunoco Partners LLC through (i) Sun Pipeline Company of Delaware which owns a 13% interest in Sunoco Partners LLC and a 100% of Sunoco Texas Pipe Line Company, which owns a 45% interest in Sunoco Partners LLC; (ii) Sunoco, Inc (R&M), which owns a 25% interest in Sunoco Partners LLC; and (iii) Sun Atlantic Refining & Marketing Company, which owns 100% of Sun Atlantic Refining and Marketing B.V. which, in turn, owns 100% of Atlantic Petroleum Corporation which owns a 10% interest in Sunoco Partners LLC and a 100% interest in Atlantic Refining & Marketing Corp. which, in turn, owns a 7% interest in Sunoco Partners LLC. Sunoco, Inc., therefore, may be deemed to beneficially own the Common Units acquired by Sunoco Partners LLC.


Item 4.  Purpose of the Transaction.

     The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Persons' business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

Item 5.  Interest in Securities of the Issuer.

     (a) (1) Sunoco Partners LLC is the record and beneficial owner of 5,633,639 Common Units, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,383,639

CUSIP No. 86764L 10 8                                           Page 13 of 19

Common Units outstanding as at February 8, 2002, represents 49.5% of the outstanding Common Units. Sunoco Partners LLC also holds 11,383,639 subordinated units representing limited partner interests in the Issuer (the "Subordinated Units"), which may be converted into an equal number of the Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1, as amended (File No. 333-71968), incorporated herein by reference (the "Registration Statement");

          (2) Atlantic Refining & Marketing Corp., as the owner of 7% of the membership interests in Sunoco Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 394,355 Common Units, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,383,639 Common Units outstanding as at February 8, 2002, represents 3.4% of the outstanding Common Units. Atlantic Refining & Marketing Corp. may also be deemed to be the beneficial owner of 796,855 Subordinated Units described in (1) above;

          (3) Atlantic Petroleum Corporation, as the owner of 10% of the membership interests in Sunoco Partners LLC and the sole member of Atlantic Refining & Marketing Corp., may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 957,719 Common Units, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,383,639 Common Units outstanding as at February 8, 2002, represents 8.4% of the outstanding Common Units. Atlantic Petroleum Corporation may also be deemed to be the beneficial owner of 1,935,219 Subordinated Units described in (1) above;

          (4) Sun Atlantic Refining and Marketing B.V., as the sole member of Atlantic Petroleum Corporation, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 957,719 Common Units, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,383,639 Common Units outstanding as at February 8, 2002, represents 8.4% of the outstanding Common Units. Sun Atlantic Refining and Marketing B.V. may also be deemed to be the beneficial owner of 1,935,219 Subordinated Units described in (1) above;

          (5) Sun Atlantic Refining & Marketing Company, as the sole member of Sun Atlantic Refining and Marketing B.V., may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 957,719 Common Units, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,383,639 Common Units outstanding as at February 8, 2002, represents 8.4% of the outstanding Common Units. Sun Atlantic Refining & Marketing Company may also be deemed to be the beneficial owner of 1,935,219 Subordinated Units described in (1) above;

          (6) Sunoco, Inc. (R&M), as the owner of 25% of the membership interests in Sunoco Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 1,408,410 Common Units, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,383,639 Common Units outstanding as at February 8, 2002, represents 12.4% of the outstanding Common Units. Sunoco, Inc. (R&M) may also be deemed to be the beneficial owner of 2,845,910 Subordinated Units described in (1) above;

          (7) Sunoco Texas Pipe Line Company, as the owner of 45% of the membership interests in Sunoco Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 2,535,138 Common Units, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,383,639 Common Units outstanding as at February 8, 2002, represents 22.3% of the outstanding Common Units. Sunoco Texas Pipe Line Company may also be deemed to be the beneficial owner of 5,122,638 Subordinated Units described in (1) above;

          (8) Sun Pipe Line Company of Delaware, as the sole member of Sunoco Texas Pipe Line Company and the owner of 13% of the membership interests in Sunoco Partners, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 3,267,511 Common Units, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,383,639

CUSIP No. 86764L 10 8                                           Page 14 of 19

Common Units outstanding as at February 8, 2002, represents 28.7% of the outstanding Common Units. Sun Pipe Line Company of Delaware may also be deemed to be the beneficial owner of 6,602,511 Subordinated Units described in (1) above; and

          (9) Sunoco, Inc., as the sole shareholder of Sun Pipe Line Company of Delaware, Sunoco, Inc. (R&M) and Sun Atlantic Refining & Marketing Company, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 5,633,639 Common Units, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,383,639 Common Units outstanding as at February 8, 2002, represents 49.5% of the outstanding Common Units. Sunoco, Inc. may also be deemed to be the beneficial owner of 11,383,639 Subordinated Units described in (1) above;

     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

     (c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of units being reported on this Schedule 13D.

     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Common Units acquired by the Reporting Persons were acquired in a private placement and are restricted securities. Certain rights and obligations of the holders of Common Units are set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, a copy of the form of which is included as Appendix A to the Registration Statement which has been incorporated by reference to this Schedule 13D.

     The information set forth under Items 3, 4, and 5 above and the Exhibits attached hereto are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.  Material to be Filed as Exhibits.

Exhibit 10.1: Registration Statement on Form S-1 for Sunoco Logistics Partners L.P. (File No. 333-71968) incorporated herein by reference.

Exhibit 99.1: Joint Filing Agreement among the Reporting Persons regarding filing of the Schedule 13D, dated February 18, 2002.

CUSIP No. 86764L 10 8                                           Page 15 of 19


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 19, 2001
                              SUNOCO PARTNERS LLC.

                              By:   /s/ Deborah M. Fretz
                                 -----------------------
                              Name:  Deborah M. Fretz
                              Title: President and Chief Executive Officer


                              SUNOCO TEXAS PIPE LINE COMPANY

                              By:   /s/ Deborah M. Fretz
                                 -----------------------
                              Name:  Deborah M. Fretz
                              Title: President


                              SUN PIPE LINE COMPANY OF DELAWARE

                              By:    /s/ Loretta J. DiLucido
                                 ---------------------------
                              Name:  Loretta J. DiLucido
                              Title: Secretary


                              ATLANTIC REFINING & MARKETING CORP.

                              By:   /s/ S. Blake Heinemann
                                 -------------------------
                              Name:  S. Blake Heinemann
                              Title: Vice President


                              ATLANTIC PETROLEUM CORPORATION

                              By:    /s/ Barry H. Rosenberg
                                 --------------------------
                              Name:  Barry H. Rosenberg
                              Title: President and Treasurer


                              SUN ATLANTIC REFINING AND MARKETING B.V.

                              By:    /s/ Paul A. Mulholland
                                 --------------------------
                              Name:  Paul A. Mulholland
                              Title: Managing Director

CUSIP No. 86764L 10 8                                           Page 16 of 19



                              SUN ATLANTIC REFINING & MARKETING COMPANY

                              By:    /s/ Barry H. Rosenberg
                                 --------------------------
                              Name:  Barry H. Rosenberg
                              Title: President and Treasurer


                              SUNOCO, INC. (R&M)

                              By:    /s. Elric C. Gerner
                                 -----------------------
                              Name:  Elric C. Gerner
                              Title: Vice President and Assistant Secretary


                              SUNOCO, INC.

                              By:    /s/ Thomas W. Hofmann
                                 -------------------------
                              Name:  Thomas W. Hofmann
                              Title: Senior Vice President and Chief Financial
                                     Officer

CUSIP No. 86764L 10 8                                           Page 17 of 19


                                  SCHEDULE I

                       Officers and Executive Directors

     The business address of each director and executive officer listed below is 1801 Market Street, Philadelphia, Pennsylvania 19103. Each director and executive officer listed below is an American citizen, except where indicated otherwise.

     The principal occupation of the directors and executive officers listed below is their position or positions as a director and/or executive officer of Sunoco, Inc. or, if applicable, other affiliates of Sunoco, Inc.

(1)  Sunoco Partners LLC:

     Name                      Position
     John G. Drosdick          Chairman and Director
     Deborah M. Fretz          Director, President and Chief Executive Officer
     Thomas W. Hofmann         Director
     Paul S. Broker            Vice President, Western Operations
     James L. Fidler           Vice President, Business Development
     David A. Justin           Vice President, Eastern Operations
     Joseph P. Krott           Comptroller
     Paul A. Mulholland        Treasurer
     Colin A. Oerton           Vice President and Chief Financial Officer
     Jeffrey W. Wagner         General Counsel and Secretary

(2)  Atlantic Refining & Marketing Corp.;

     Name                      Position
     Robert W. Owens           Director and President
     Deborah M. Fretz          Director and Senior Vice President
     S. Blake Heinemann        Director and Vice President
     Eric C. Gerner            Secretary
     Paul A. Mulholland        Treasurer

(3)  Atlantic Petroleum Corporation:

     Name                      Position
     Barry H. Rosenberg        Director, President and Treasurer
     Loretta J. DiLucido       Secretary

(4)  Sun Atlantic Refining and Marketing B.V.:

     Name                      Position
     Joel H. Maness            Managing Director
     Paul A. Mulholland        Managing Director

CUSIP No. 86764L 10 8                                           Page 18 of 19


(5)  Sun Atlantic Refining & Marketing Company:

     Name                      Position
     Barry H. Rosenberg        Director, President and Treasurer
     Loretta J. DiLucido       Secretary

(6)  Sunoco, Inc. (R&M):

     Name                      Position
     John G. Drosdick          Chairman, Chief Executive Officer and President
     Deborah M. Fretz          Director and Senior Vice President
     Joel H. Maness            Director and Senior Vice President
     Robert W. Owens           Director and Senior Vice President
     Charles K. Valutas        Director and Senior Vice President
     Bruce G. Fischer          Senior Vice President
     Elric C. Gerner           Vice President and Assistant Secretary
     Blake B. Heinemann        Vice President
     Thomas W. Hofmann         Senior Vice President and Chief Financial Officer
     Joseph P. Krott           Comptroller
     Michael S. Kuritzkes      Vice President and General Counsel
     Ann C. Mule               Secretary
     Paul A. Mulholland        Treasurer
     Rolf D. Naku              Vice President
     Ross S. Tippin, Jr.       General Auditor

(7)  Sunoco Texas Pipe Line Company:

     Name                      Position
     Paul A. Mulholland        Director and Treasurer
     Deborah M. Fretz          President
     David A. Justin           Vice President
     Paul S. Broker            Vice President
     Elric C. Gerner           Secretary

(8)  Sun Pipe Line Company of Delaware:

     Name                      Position
     Richard S. Conner         Director
     Deborah M. Fretz          Director
     Barry H. Rosenberg        Director
     David A. Justin           President and Treasurer
     Loretta J. DiLucido       Secretary

CUSIP No. 86764L 10 8                                           Page 19 of 19

(9)  Sunoco, Inc.:

     Name                      Position
     Raymond E. Cartledge      Director
     Robert J. Darnall         Director
     John G. Drosdick          Chairman, Chief Executive Officer and President
     Mary Johnston Evans       Director
     Ursula F. Fairbairn       Director
     Thomas P. Gerrity         Director
     Rosemarie B. Greco        Director
     James G. Kaiser           Director
     Robert D. Kennedy         Director
     Richard H. Lenny          Director
     Norman S. Matthews        Director
     R. Anderson Pew           Director
     G. Jackson Ratcliffe      Director
     Alexander B. Trowbridge   Director
     Michael H. R. Dingus      Senior Vice President and President,
                                  Sun Coke Company
     Bruce G. Fisher           Senior Vice President, Sunoco Chemicals
     Deborah M. Fretz          Senior Vice President
     Thomas W. Hofmann         Senior Vice President and Chief Financial Officer
     Joseph P. Krott           Comptroller
     Michael S. Kuritzkes      Vice President and General Counsel
     Joel H. Maness            Senior Vice President, Refining & Supply
     Ann C. Mule               Assistant General Counsel and Corporate Secretary
     Paul A. Mulholland        Treasurer
     Rolf D. Naku              Vice President, Human Resources & Public Affairs
     Robert W. Owens           Senior Vice President, Marketing
     Ross S. Tippin, Jr.       General Auditor
     Charles K. Valutas        Senior Vice President & Chief Administrative
                                  Officer

CUSIP No. 86764L 10 8



                                 EXHIBIT INDEX

Exhibit 10.1: Registration Statement on Form S-1 for Sunoco Logistics Partners L.P. (File No. 333-71968) incorporated herein by reference.

Exhibit 99.1:* Joint Filing Agreement among the Reporting Persons regarding filing of the Schedule 13D, dated February 18, 2002.










__________________
     * Filed herewith